April 27, 2017

VIA EDGAR

Securities and Exchange Commission,

    Division of Corporation Finance,

        100 F Street, N.E.,

            Washington, D.C. 20549.

Attn:	Larry Spirgel, Assistant Director

Re:	Donnelley Financial Solutions, Inc.
Registration Statement on Form S-1
Filed March 24, 2017
File No. 333-216933

Dear Mr. Spirgel:

On behalf of Donnelley Financial Solutions, Inc. (the “Company”), set forth below is the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated April 12, 2017, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on March 24, 2017 (the “Registration Statement”).

For your convenience, the text of the Staff’s comment is set forth in italics below, followed by the response. The response set forth below has been provided to the Company by R.R. Donnelley & Sons Company (“R.R. Donnelley & Sons”).

1.	We note that the structure of this offering involves the transfer of shares from R.R. Donnelley & Sons to creditors of the company for the purpose of satisfying certain debt obligations, followed by the sale of those shares through an underwriter who will acquire the shares directly from the creditors and “act” as the selling stockholder. Please explain the purpose of structuring the transaction as a debt-for-equity exchange in this manner. Explain why R.R. Donnelley & Sons’ shares are not being offered directly through an underwriter with the proceeds of such an offering being used to satisfy the company’s debt obligations. Confirm that any creditors who are selling stockholders will be identified as selling stockholders after effectiveness pursuant to Rule 430B.

Response:

On October 1, 2016, R.R. Donnelley & Sons distributed approximately 80.75 percent of the outstanding shares of the Company’s common stock to R.R. Donnelley & Sons’ stockholders in a transaction (the “Spin-Off”) that was intended to qualify for tax-free treatment to R.R. Donnelley & Sons and its stockholders under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”).

Securities and Exchange Commission

April 27, 2017

Section 361(c) of the Code provides that a distributing corporation in a spin-off generally will not recognize gain or loss upon the distribution to its shareholders or creditors of stock or securities of a controlled corporation pursuant to the plan of reorganization. The Internal Revenue Service (the “Service”) has generally treated debt-for-stock exchanges as tax-free for U.S. federal income tax purposes in circumstances where creditors of the distributing corporation acquired stock of a controlled corporation in repayment of such debt, even where such creditors acquired such stock with a view to disposing of it in a subsequent transaction (including as underwriters in a public offering). Accordingly, a distributing corporation is generally able to repay or otherwise extinguish its existing debt using stock of a controlled corporation in connection with a spin-off without incurring the tax cost associated with a taxable disposition of such stock. In contrast, a disposition of the stock of a controlled corporation for cash is generally a taxable transaction, even when effected in connection with a spin-off and where proceeds are used to repay debt of the distributing corporation.

As such, R.R. Donnelley & Sons expects to dispose of its remaining shares of the Company’s common stock in a transaction that is similar to debt-for-stock exchanges generally respected by the Service as tax-free for U.S. federal income tax purposes. R.R. Donnelley & Sons respectfully submits that structuring the transaction as a debt-for-stock exchange in this manner, followed by the sale of the shares exchanged in the debt-for-stock exchange through one or more underwriters who will acquire those shares directly from the selling stockholders, is consistent with other transactions described in registration statements filed with the Commission.

In advance of the offering, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC (collectively, the “Selling Stockholders”) or their affiliates will acquire certain debt obligations of R.R. Donnelley & Sons (the “RRD Notes”) through open-market purchases and/or a third party cash tender offer. Pursuant to the debt-for-stock exchange, R.R. Donnelley & Sons will exchange the shares of the Company’s common stock owned by it for the RRD Notes held by the Selling Stockholders or their affiliates. The Selling Stockholders will then sell those shares through the underwriters in the public offering pursuant to the Registration Statement. In addition, the Selling Stockholders will also act as underwriters for the offering.

The Company respectfully submits that it will revise the disclosure on the cover page and pages i, 5, 6, 25, 28, 105, 106, 121, 122, 123, 127 and II-1 of the Registration Statement to reflect the foregoing in an amendment that it will file shortly to reflect its first quarter financial results. Marked copies of those pages of the Registration Statement reflecting the proposed changes are attached hereto as Annex A.

Please do not hesitate to call me at (212) 558-4312 with any questions or further comments you may have regarding this letter or if you wish to discuss the above response.

Respectfully submitted,

/s/ Robert W. Downes
Robert W. Downes

Securities and Exchange Commission

April 27, 2017

cc:	Joshua Shainess
(Securities and Exchange Commission)

Daniel N. Leib
Jennifer Reiners
(Donnelley Financial Solutions, Inc.)

Michael J. Zeidel, Esq.
(Skadden, Arps, Slate, Meagher & Flom LLP)

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 24, 2017

PRELIMINARY PROSPECTUS

6,242,802 Shares

Donnelley Financial Solutions, Inc.

Common Stock

$     per share

This is a public offering of shares of common stock, par value $0.01 per share, of Donnelley Financial Solutions, Inc. Our common stock is listed on the New York Stock Exchange under the symbol “DFIN”. On March 23, 2017, the last reported sales price of our common stock was $19.25 per share.

Citigroup Global Markets, Inc., or Citigroup, Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, J.P. Morgan Securities LLC, or J.P. Morgan, and Wells Fargo Securities, LLC, or Wells Fargo, are selling 6,242,802 shares of our common stock. We are registering the offer and sale of our common stock to satisfy registration rights we have granted to the selling stockholders. We will not receive any of the proceeds from the sale of those shares. R.R. Donnelley & Sons Company, or RRD, will exchange the shares of common stock to be sold in this offering (which constitutes RRD’s entire remaining position in our common stock) with the selling stockholders or their affiliates, who are the underwriters or their affiliates, in a debt-for-equity exchange for certain debt obligations of RRD held by the selling stockholders or their affiliates. Citigroup, Merrill Lynch, J.P. Morgan and Wells Fargo, as selling stockholders, are offering to sell those shares pursuant to this offering. RRD may be deemed to be a selling stockholder in this offering solely for U.S. federal securities laws purposes.

Investing in our common stock involves risk. See Risk Factors beginning on page 13 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to selling stockholders (before expenses)	$	$

We have granted the underwriters an option to purchase up to an additional 936,420 shares of our common stock within 30 days of this prospectus. If the underwriters exercise their option to purchase additional shares of our common stock in full, the net proceeds to us would be $            , after deducting estimated underwriting discounts and commissions. We intend to use the proceeds from the offering of any additional shares purchased from us by the underwriters for general corporate purposes. See “Use of Proceeds” for additional information.

The underwriters expect to deliver the common shares to purchasers on or about             , 2017 through the book-entry facilities of The Depository Trust Company.

Citigroup	BofA Merrill Lynch	J.P. Morgan	Wells Fargo Securities

Prospectus dated            , 2017.

Neither we, RRD, the selling stockholders, nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, RRD, the selling stockholders, nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. RRD, the selling stockholders, and the underwriters (or any of their respective affiliates) are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We own or have rights to certain trademarks and trade names that we use in conjunction with the operations of our business. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

-i-

Recent Developments

Debt-for-Equity Exchange

In connection with this offering, RRD will exchange the shares of common stock of the Company owned by it for certain debt obligations of RRD held by the selling stockholders. The selling stockholders are offering such shares pursuant to this offering. The settlement of the debt-for-equity exchange will occur on the settlement date of this offering, immediately prior to the settlement of this offering. See “Underwriting (Conflicts of Interest)—Conflicts of Interest—The Debt-for-Equity Exchange.”

Company Information

We are a Delaware corporation with our principal executive offices at 35 West Wacker Drive, Chicago, Illinois 60601. Our telephone number as of the date of this prospectus is (312) 326-8000.

Donnelley Financial was incorporated on February 22, 2016 as a direct, wholly-owned subsidiary of RRD. On October 1, 2016, RRD completed the Distribution of approximately 80.75% of Donnelley Financial’s issued and outstanding shares of common stock on the basis of one share of Donnelley Financial common stock for every eight shares of RRD common stock held as of the close of business on September 23, 2016, the record date.

The Offering

The offering	6,242,802 shares of common stock offered by the selling stockholders.

Common stock outstanding immediately before this offering	32,781,803 shares.

Common stock outstanding immediately after this offering	32,781,803 shares (33,718,223 shares if the underwriters exercise in full their option to purchase additional shares of common stock from us).

Option to purchase additional shares of common stock from us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 936,420 shares from us.

Use of proceeds	We will not receive any proceeds from the sale of our common stock by the selling stockholders. If the underwriters exercise their option to purchase additional shares of our common stock in full, the net proceeds to us would be $ , after deducting the estimated underwriting discounts and commissions. We intend to use the proceeds from the offering of any additional shares of our common stock purchased from us by the underwriters for general corporate purposes.

Dividend Policy	We have not paid any dividends and do not anticipate paying any cash dividends in the foreseeable future. Our board of directors retains the discretion to declare and pay all dividends, if any. See “Dividend Policy”.

Conflicts of Interest	Pursuant to the debt-for-equity exchange, RRD will exchange the shares of common stock of the Company owned by it for certain debt obligations of RRD held by the selling stockholders or their affiliates. The debt obligations exchanged will be cancelled or otherwise deemed satisfied upon delivery to RRD. The selling stockholders are offering such shares pursuant to this offering.

The underwriters for this offering are also the selling stockholders in this offering. As selling stockholders, the underwriters or their affiliates will receive all the net proceeds of this offering (except for proceeds from any exercise by the underwriters of their option to purchase additional shares from us).

Those underwriters or their affiliates who will receive more than 5% of the offering proceeds in connection with the extinguishment of debt have a “conflict of interest” in connection with this offering under Rule 5121(f)(5)(C)(i) of the FINRA Conduct Rules. Pursuant to Rule 5121, the appointment of a qualified independent underwriter is

We cannot be sure that our investments or operations in other countries will produce desired levels of net sales or that one or more of the factors listed above will not affect our global business.

We have a limited operating history as a public company.

We have only been a public company for several months, and thus there is a limited trading history in our common stock, which has been traded on the New York Stock Exchange, or NYSE, under the symbol “DFIN” since October 3, 2016. We cannot predict the prices at which our common stock may trade. The market price of our common stock may fluctuate significantly, depending upon many factors, some of which may be beyond our control, including, but not limited to:

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of comparable companies;

•	actual or anticipated fluctuations in our operating results;

•	our ability to obtain financing as needed;

•	changes in laws and regulations affecting our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant investments, acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating performance and stock price of comparable companies;

•	overall market fluctuations; and

•	general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Risks Relating to Our Common Stock and this Offering

Substantial sales of our common stock may occur in connection with this Offering, which could cause our stock price to decline.

RRD stockholders that received shares of our common stock in the Distribution generally may sell those shares in the public market. It is likely that some RRD stockholders, including some of our larger stockholders, will sell our common stock received in the Distribution if, for reasons such as our business profile, market capitalization as an independent company or the size or rate of return of our dividend, we do not fit their investment objectives, or-in the case of index funds-we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock relating to the above events or the perception in the market that such sales will occur may decrease the market price of our common stock.

In connection with this offering, we, our executive officers and directors and the selling stockholders in this offering will sign lock up agreements under which, subject to certain exceptions, we and they will agree not to offer or sell, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 90 days after the date of this prospectus, subject to possible extension under certain circumstances, except with the prior written consent of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from their sale of our common stock, after deducting underwriting discounts and commissions, and we will receive no proceeds. If the underwriters exercise their option to purchase additional shares of our common stock in full, the net proceeds to us would be $            , after deducting the estimated underwriting discounts and commissions. We intend to use the proceeds from the offering of any additional shares purchased from us by the underwriters for general corporate purposes. See “Principal and Selling Stockholders” for additional info regarding the selling stockholders.

PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial Ownership Of Stock

This table shows the number and percentage of shares of our common stock that are owned of record and beneficially before the Offering and after the Offering by the selling stockholders and each director and executive officer of the Company. The table also shows the name, address and the number and percentage of shares owned by persons beneficially owning of record more than 5% of any class as of March 23, 2017. All information in the table and related footnotes is based upon the Company’s review of SEC filings and internal records as of March 23, 2017 as to the ownership of Donnelley Financial common stock. The number and percentage of shares presented in the table below is based upon 32,781,803 shares of Donnelley Financial common stock outstanding as of such date.

Except as otherwise indicated in the footnotes to this table, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise indicated, the address for each beneficial owner who is also a director, nominee or executive officer is 35 West Wacker Drive, Chicago, Illinois 60601.

RRD will exchange the shares of common stock to be sold in this offering (which constitutes RRD’s entire remaining position in our common stock) with the selling stockholders or their affiliates in a debt-for-equity exchange, pursuant to which RRD will receive certain of its debt obligations held by the selling stockholders or their affiliates. Such debt obligations will be canceled or otherwise deemed satisfied upon delivery to RRD. The selling stockholders will offer the shares of our common stock that they or their affiliates acquire in the debt-for-equity exchange pursuant to this offering. The settlement of the debt-for-equity exchange will occur on the settlement date of this offering, immediately prior to the settlement of this offering. Although the selling stockholders are offering the shares in this offering, RRD may also be deemed a selling stockholder in this offering solely for U.S. federal securities laws purposes. See “Underwriting (Conflicts of Interest)—Conflicts of Interest—The Debt-for-Equity Exchange.”

Name	Beneficial Ownership Prior to the Completion of this Offering		Beneficial Ownership After the Completion of this Offering (No Exercise)		Beneficial Ownership After the Completion of this Offering (Full Exercise)
	Number	Percentage	Number	Percentage	Number	Percentage
R. R. Donnelley & Sons Company(1)	6,242,802	19.04%	0	0%	0	0%
BlackRock, Inc. and certain subsidiaries(2)	2,483,583	7.58%	2,483,583	7.58%	2,483,583	7.36%
The Vanguard Group(3)	2,306,453	7.04%	2,306,453	7.04%	2,306,453	6.84%
Gates Capital Management, L.P.(4)	1,876,388	5.72%	1,876,388	5.72%	1,876,388	5.56%

Named Executive Officers(5)
Daniel N. Leib	181,692	*	181,692	*	181,692	*
Thomas F. Juhase	49,828	*	49,828	*	49,828	*
David A. Gardella	45,356	*	45,356	*	45,356	*
Jennifer B. Reiners	26,898	*	26,898	*	26,898	*
Kami S. Turner	10,223	*	10,223	*	10,223	*
				*		*

Directors(6)				*		*
Oliver R. Sockwell	61,436	*	61,436	*	61,436	*
Richard L. Crandall	49,711	*	49,711	*	49,711	*
Nanci E. Caldwell	3,047	*	3,047	*	3,047	*
Luis A. Aguilar	3,047	*	3,047	*	3,047	*
Charles D. Drucker	3,047	*	3,047	*	3,047	*
Gary G. Greenfield	3,047	*	3,047	*	3,047	*
Lois M. Martin	3,047	*	3,047	*	3,047	*
Directors and Executive Officers as a group (12 persons)	440,379	1.34%	440,379	1.34%	440,379	1.31%

*	Less than one percent.
(1)

Reflects shares of common stock owned by RRD as of the date of this prospectus. Immediately prior to the settlement of this offering, RRD will exchange such shares (which constitutes RRD’s entire remaining position in our common stock) with the selling stockholders or their affiliates in a debt-for-equity exchange and the selling stockholders will offer the shares of our common stock that they or their affiliates acquire in the debt-for-equity exchange pursuant to this offering. Although the selling stockholders are offering the shares in this offering, RRD may also be deemed a selling stockholder in this offering solely for U.S. federal securities laws purposes. See “Underwriting (Conflicts of Interest)—Conflicts of Interest—The Debt-for-Equity Exchange.” The address for Citigroup is 388 Greenwich Street, New York, NY 10013. The address for Merrill Lynch is One Bryant Park, New York, NY 10036. The address for J.P. Morgan is 383 Madison Avenue, New York, NY 10179. The address for Wells Fargo is 375 Park Avenue, New York, NY 10152. RRD’s principal executive office is located at 35 West Wacker Drive, Chicago, Illinois 60601.
(2)	BlackRock, Inc., or BlackRock, is an investment advisor with a principal business office at 55 East 52nd Street, New York, New York 10055. This amount reflects the total shares expected to be held by BlackRock clients. BlackRock is expected to have sole investment authority over all shares and sole voting authority over all shares.
(3)	The Vanguard Group, Inc., or Vanguard, is an investment advisor with a principal business office at 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. This amount reflects the total shares expected to be held by Vanguard clients. Vanguard is expected to have sole investment authority over 2,290,761 shares and shared investment authority over 15,692 shares, sole voting authority over 15,651 shares and shared voting authority over 1,320.
(4)	Gates Capital Management, L.P., or Gates Capital is an investment advisor with a principal business office at 177 Avenue of the Americas, 46th Floor, New York, New York 10036. This amount reflects the total shares expected to be held by Gates Capital clients. Gates Capital is expected to have shared investment authority over 1,876,388 shares and shared voting authority over 1,876,388 shares.
(5)	Reflects ownership of common stock and restricted stock awards subject to vesting conditions. Does not reflect ownership of restricted stock units that will not vest within 60 days.
(6)	Reflects ownership of common stock and restricted stock units that will vest on the earlier of the date the director ceases to be a director or the first anniversary of the grant date. Amounts for Messrs. Crandall and Sockwell also reflect restricted stock units that will vest on the date such director ceases to be a director of the Company.

UNDERWRITING (CONFLICTS OF INTEREST)

Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 936,420 additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors and the selling stockholders have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The shares are listed on the New York Stock Exchange under the symbol “DFIN.”

The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by the Company		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

We estimate that our portion of the total expenses of this offering will be $            .

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•	To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase shares in the open market or must exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

Pursuant to the debt-for-equity exchange, RRD will exchange the shares of common stock of the Company owned by it for certain debt obligations of RRD held by the selling stockholders or their affiliates. The debt obligations exchanged will be cancelled or otherwise deemed satisfied upon delivery to RRD. The selling stockholders are offering such shares pursuant to this offering.

The underwriters for this offering are also the selling stockholders in this offering. As selling stockholders, the underwriters or their affiliates will receive all the net proceeds of this offering (except for proceeds from any exercise by the underwriters of their option to purchase additional shares from us).

Those underwriters or their affiliates who will receive more than 5% of the offering proceeds in connection with the extinguishment of debt have a “conflict of interest” in connection with this offering under Rule 5121(f)(5)(C)(i) of the FINRA Conduct Rules. Pursuant to Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of equity securities for which a “bona fide public market”, as defined by FINRA Rule 5121(f)(3) exists.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facility. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, and certain of the other underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The Debt-for-Equity Exchange

Under the debt-for-equity exchange, RRD will exchange the shares of common stock to be sold in this offering with the selling stockholders or their affiliates, who are the underwriters or their affiliates, for certain of its debt obligations held by the selling stockholders or their affiliates. Such debt obligations will be canceled or otherwise deemed satisfied upon delivery to RRD. The debt-for-equity exchange will be subject to the satisfaction or waiver of certain conditions in the debt-for-equity exchange agreement. The consummation of the debt-for-equity exchange will occur on the settlement date of this offering, immediately prior to the settlement of this offering.

The selling stockholders will offer the shares of our common stock that they or their affiliates acquire in the debt-for-equity exchange pursuant to this offering. Under U.S. federal securities laws, the selling stockholders will be deemed to be the underwriters with respect to any shares of common stock that they acquire in the debt-for-equity exchange and sell in this offering.

Although the selling stockholders are offering the shares in this offering, RRD may also be deemed a selling stockholder in this offering solely for U.S. federal securities laws purposes. See “Principal and Selling Stockholders.”

VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. The underwriters and the selling stockholders have been represented by Cahill Gordon & Reindel LLP, New York, New York. RRD has been represented by Skadden, Arps, Slate, Meagher & Flom LLP.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses, other than the estimated underwriting discounts and commissions, payable by us in connection with this offering. Such expenses will be paid solely by us, and the selling stockholders will not be responsible for payment of any of the following expenses. All the amounts shown are estimates except the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the listing fee.

Amount to be Paid
SEC registration fee		$16,824.49
FINRA filing fee		$22,274.59
Listing fee	$	*
Printing fees and expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent’s fees	$	*
Miscellaneous	$	*

Total	$	*

*	To be included by amendment

Item 14.	Indemnification of Directors and Officers.

In accordance with Section 102(b)(7) of the DGCL, our Certificate of Incorporation includes provisions that limit the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except to the extent that such limitation is not permitted under the General Corporation Law of the State of Delaware, or the DGCL. These provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Our By-laws provide for indemnification to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or, at the request of the Company, serves or served as a director or officer of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. Our By-laws also provide that the Company must advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party. Unless the Board adopts a resolution authorizing such proceeding, or for counterclaims that respond to and negate a claim in a proceeding initiated by others, the Company is not obligated to provide any indemnification, payment or reimbursement of expenses to any person in connection with a proceeding initiated by such person. In addition, we entered into indemnification agreements with each of our directors pursuant to which we agreed to indemnify each such director to the fullest extent permitted by the DGCL.

The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above. Policies of insurance are maintained by the Registrant under which our directors and officers are insured, within the limits and subject to the terms of the policies, against certain expenses in connection with

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